June 6, 2012

Duc Dang
Securities and Exchange Commission

RE: HOMEOWNUSA
Amendment No. 7 to Registration Statement on Form S-11
Filed May 8, 2012
File No. 333-170035

In response to your letter dated June 1, 2012 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of HOMEOWNUSA (the “Company”).  Amendment no. 8 to the Form S-11 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-11 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s June 1, 2012 letter in italicized text immediately before our response.

General

1.
We note your response to comment 1. Please note that your tax opinion should clearly opine your REIT qualification for the relevant taxable year and not just your current status. Please provide an appropriate opinion or advice.

Response

We have provided a revised tax opinion in accordance with your recommendation filed as Exhibit 8.1 to Form S-11 Amendment no. 8.

2.
Your response to comment 2. Please clarify how you determined that needing third party diligence and having to expend travel cost for your officer from South Africa is not disadvantageous compared to a similar company with domestic operations.

Response
The Company does not understand the basis of your assertion that needing third party diligence is disadvantageous comparatively or otherwise. The Company believes that hiring an independent building inspector to report on the building’s condition and to estimate renovation cost is normal course of business for any similar company regardless of the location of its operations.

The Company recognizes that expending money for travel from South Africa is comparatively disadvantageous.

Prospectus Cover Page

3.	Please revise to provide the Commission legend requested by item 501(b)(7) of regulation S-K.

Response

We have revised our disclosure in accordance with you recommendation on the Prospectus Cover Page as follows:

“Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.”

Plan of Distribution, page 36

4.
We note your response to comment 5 that you are registering this offering of shares outside of the United States to provide confidence that this has been “vetted” by the staff. Please note that the SEC does not vet, pass judgment or determine the validity or veracity of your operations and revise your disclosure accordingly.

Response

We have revised our disclosure in accordance with your recommendation to the first sentence of the second paragraph of the section captioned Plan of Distribution as follows:

“Management believes that shareholders have a higher level of confidence in offerings that have been filed with the Securities and Exchange Commission.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

5.	It does not appear that you have removed the list of properties included in this section as indicated in your response to comment 6. Please advise.

Response

There was a typographical error in our response. The Company did not remove the “list” of properties rather; we removed the “listings” of properties that was filed in error on Form S-11 Amendment no. 6.

Regarding the list of included in this section, the list was provided in response to comment 10 of your letter dated April 21, 2011.

6.
We note your response to comment 7. Discuss how you would use an income capitalization valuation if any building acquired has zero or low occupancy rate. Discuss the speculative nature of relying on “market rents” for property with low or zero occupancy and the flaw, if any, of relying on selling agents to provide analysis of prospective properties.

Response

We have revised our disclosure in accordance with your recommendation as follows:

“Management believes that the Income Capitalization Approach is the most common approach used in commercial real estate valuation. Valuation by the income approach consists of estimating a net operating income for the property and converting this income to a capital value. The net operating income is converted to a capital value by a ratio known as a capitalization rate or "cap rate" as it is commonly called. Although this cap rate is obtained from an analysis of sales of similar properties in the community or region where the subject property is located, management has yet to determine in which geographical area its initial multi-family apartment will be acquired. When analyzing potential properties, management will assume 1) acquisition cost is the estimated purchase price plus the estimated renovation cost; 2) gross operating income is “market rent” using an occupancy of 90% less operating expenses of 55% of gross operating income to calculate potential net operating income and cap rate. A general cap rate of 10% will be applied when evaluating target properties. “Market rent” is speculative in nature for a low or no occupancy property because it assumes the Company can create demand for apartment rental at market prices.”

In addition, we have deleted the last sentence of the fourth paragraph of this section: “In addition, commercial real estate (selling agents) frequently provide similar analysis of a prospective property.”

We trust our responses meet with your approval.

Sincerely,

/s/ Pieter du Plooy